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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                      PLYMOUTH COMMERCIAL MORTGAGE FUND
------------------------------------------------------------------------------
                              (Name of Issuer)


                    COMMON SHARES OF BENEFICIAL INTEREST
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   0-2144
         -----------------------------------------------------------
                          (Commission File Number)



                     KENNETH J. HALLIDAY, 5121 BROADWAY,
                 SAN ANTONIO, TEXAS 78209    (210) 930-1251
------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               JANUARY 1, 1998
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SEC 1746 (12-91)

                               Page 1 of 4 Pages

                                 SCHEDULE 13D/A

COMMISSION FILE NO. 0-2144                                     PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Silver Aggressive Growth Fund, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                200,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         200,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed as an amendment to the initial statement on Schedule 13D which was filed with the Securities and Exchange Commission on February 25, 1997 (the "Initial Schedule 13D") by Christopher J. Goldsbury, Jr. relating to common shares of beneficial interest, no par value ("Common Stock"), of Plymouth Commercial Mortgage Fund, a Delaware business trust (the "Issuer").

         As more fully disclosed in Item 4 below, Mr. Goldsbury assigned all of his ownership interest in the shares of Common Stock to Silver Aggressive Growth Fund, L.P., a Delaware limited partnership (the "Partnership"). Mr. Goldsbury is the sole member, sole manager and president of Silver Funds Management, L.L.C., a Delaware limited liability company (the "General Partner"), which is the sole general partner of the Partnership. Since Mr. Goldsbury may be deemed to indirectly beneficially own the shares of Common Stock assigned to the Partnership (the "Shares"), Mr. Goldsbury and the Partnership have chosen to satisfy their respective disclosure and filing obligations by filing this New Schedule 13D (the "New Schedule 13D"). Accordingly, Mr. Goldsbury and the Partnership are filing this Amendment No. 1 to the Initial Schedule 13D to provide for a termination of the Initial
Schedule 13D effective upon the filing of this New Schedule 13D.

         Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Schedule 13D. The Initial
Schedule 13D is hereby amended and supplemented as follows:

Item 1.  Security and Issuer.

         This statement relates to common shares of beneficial interest, no par value ("Common Stock"), of Plymouth Commercial Mortgage Fund, a Delaware business trust (the "Issuer"). The principal executive offices of the Issuer are located at 13333 Blanco Rd., Suite 314, San Antonio, Texas 78216-7756.

Item 2.  Identity and Background.

         Silver Aggressive Growth Fund, L.P., a Delaware limited partnership (the "Partnership"), is a private investment fund. The principal business address of the Partnership is 5121 Broadway, San Antonio, Texas 78209.

         Silver Funds Management, L.L.C., a Delaware limited liability corporation (the "General Partner"), is the general partner of the Partnership. Christopher Goldsbury, Jr. is the sole member, sole manager and president of the General Partner. Eric S. Foultz and Kenneth J. Halliday are each executive officers of the General Partner. The business address of the General Partner and Messrs. Goldsbury, Foultz and Halliday is 5121 Broadway, San Antonio, Texas 78209. The principal occupation of Mr. Goldsbury is the management of his personal investments and investments held by his affiliates. The principal occupation of each of Mr. Foultz and Mr. Halliday is the management of various investment funds owned or controlled by Mr. Goldsbury.

         During the last five years, neither the Partnership, the General Partner, Mr. Goldsbury, Mr. Foultz nor Mr. Halliday has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership, the General Partner, Mr. Goldsbury, Mr. Foultz nor Mr. Halliday has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Goldsbury, Mr. Foultz and Mr. Halliday are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The $2,000,000 used for the purchase of the 200,000 shares of Common Stock (the "Shares") came from the personal funds of Mr. Goldsbury. Mr. Goldsbury assigned all of his ownership interest in the Shares to the Partnership for no consideration.





                               Page 3 of 4 Pages

Item 4.  Purpose of Transaction.

         The purpose of the transaction is an investment in the Common Stock of the Issuer. Mr. Goldsbury transferred ownership of the Shares to the Partnership as part of a restructuring and reorganization of his personal investments and investment funds. As disclosed in Item 2 above, Mr. Goldsbury is the sole member, sole manager and president of the General Partner. Mr. Goldsbury also owns in excess of 95% of the limited partnership interests of the Partnership.

         The Partnership has sole voting and dispositive power of the Shares. As the sole general partner of the Partnership, the General Partner may be deemed to have sole voting and dispositive power of the Shares. As the sole member, sole manager and president of the General Partner, Mr. Goldsbury may be deemed to have sole voting and dispositive power of the Shares.

         The Partnership intends to review continuously its investment in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to dispose of all or a portion of its shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         The Partnership owns 200,000 shares of Common Stock (the "Shares"), which represents 21.7% of the outstanding shares of Common Stock of the Issuer. On January 1, 1998, Mr. Goldsbury ceased to directly own shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Partnership and any person with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d- 1(f) nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (i) the borrowing of funds to finance the Partnership's acquisition of the Shares, (ii) the acquisition of Issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or (iii) the transfer or voting of the Shares, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 1998
      -----------------
                                  SILVER AGGRESSIVE GROWTH FUNDS, L.P.

                                  BY:     SILVER FUNDS MANAGEMENT, L.L.C.,
                                          GENERAL PARTNER


                                          By:     /s/ Kenneth J. Halliday
                                             ---------------------------------
                                                    Kenneth J. Halliday
                                                    Vice President




                               Page 4 of 4 Pages

                  [FULBRIGHT & JAWORSKI L.L.P. LETTERHEAD]




February 26, 1998



Via Electronic Filing



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Plymouth Commercial Mortgage Fund

Dear Sir or Madam:

             On behalf of Silver Aggressive Growth Fund, L.P., transmitted herewith for electronic filing pursuant to Regulation S-T and the Securities Exchange Act of 1934, as amended, is an Amendment No. 1 to Schedule 13D. The filing has been effected through the Securities and Exchange Commission's EDGAR electronic filing system.

             If you should need any additional information, please call the undersigned or Kerry Radcliffe at (210) 270- 7180.

                                                      Very truly yours,

                                                      /s/ Darin M. Lippoldt

                                                      Darin M. Lippoldt

DML/cah
Enclosure

cc:      Kenneth J. Halliday
         George W. Scofield (Firm)
         Kerry Radcliffe (Firm)